September 25, 2026

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Golub Capital Direct Lending Unlevered Corporation
CIK# 0001901606

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of Golub Capital Direct Lending Unlevered Corporation, a Maryland corporation (the “Company”), please find:

(i) attached as Exhibit A, a copy of the Company’s fidelity bond increase in asset size endorsement for the period from September 1, 2026 to September 1, 2027; and

(ii) attached as Exhibit B, an officer’s certificate certifying the resolutions approved at a meeting of the board of directors of the Company held on July 31, 2026, at which a majority of the directors who are not “interested persons” of the Company, as defined in the 1940 Act, have approved the fidelity bond.

Please be advised that the fidelity bond premium has been paid for the period from September 1, 2026 to September 1, 2027.

Sincerely,

/s/ Christopher C. Ericson
Christopher C. Ericson
Chief Financial Officer

EXHIBIT A

In consideration of the premium paid, it is agreed that the bond is amended as follows:
If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, Investment Company Act and Rules, due to an increase in asset size whether by growth of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the policy period.
Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as stated above.
All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

EXHIBIT B

OFFICER’S CERTIFICATE

September 25, 2026

                                                         I, Christopher C. Ericson, hereby certify that I am the Chief Financial Officer of Golub Capital Direct Lending Unlevered Corporation, a Maryland corporation (the “Company”), that, as such, I am authorized to execute this certificate on behalf of the Company, and that:

                The resolutions attached hereto as Annex A are true, correct and complete copies of the resolutions duly adopted by the Company’s Board of Directors, at a meeting on July 31, 2026, relating to the fidelity bond of the Company. Such resolutions have not been amended, modified or revoked and are in full force and effect on the date hereof.

                IN WITNESS WHEREOF, I have executed this Certificate as of the date first written above.

/s/ Christopher C. Ericson
Name: Christopher C. Ericson
Title: Chief Financial Officer

ANNEX A
WHEREAS, the fidelity bond issued by Continental Insurance Company, a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, naming Golub Capital Direct Lending Unlevered Corporation (“GDLCU”) as an insured is scheduled to expire on September 1, 2026, and GDLCU will need to renew or purchase a fidelity bond for coverage beyond that date in order to comply with the 1940 Act;
RESOLVED, that the GDLCU Authorized Officers be, and each hereby is, authorized and empowered to negotiate and enter into such fidelity bond or bonds in at least the aggregate coverage amount required under the 1940 Act that name GDLCU as an insured under such bond in substantially the form discussed at the meeting with such modifications as the GDLCU Authorized Officer executing such bond, with the advice of counsel, deems necessary or advisable, or as may be required to conform with the requirements of applicable law, including the 1940 Act, such determination to be conclusively evidenced by the execution and delivery thereof;
FURTHER RESOLVED, that the Chief Financial Officer of GDLCU be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

               FURTHER RESOLVED, that any and all actions heretofore taken, and any and all things heretofore done, by any officer or director of GDLCU in connection with, or with respect to, the matters referred to in the foregoing resolutions be, and hereby are, confirmed as authorized and valid acts taken on behalf of GDLCU.